PETROGEN


December 23, 2005


Karl Hiller, Branch Chief                                         (202) 772-9368
United States                                                          Pages:  6
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 - 7010

Re:   File No. 0-25579

Mr. Hiller,

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

FINANCIAL STATEMENTS


1. See Revised Note 2 "Summary of Significant Accounting Policies" as part of the Notes to the Consolidated Financial Statements" for additional disclosure details. Other than the changes described above, we have not revised the 2004 Annual Report since the reclassification did not affect earnings, assets, liabilities or stockholders' equity.


NOTE 3 - ACQUISITION OF PETROGEN INC.

2. Please see attached sheet for the reverse merger reconciliation. With respect to the charge relating to the warrants, this business acquisition was accounted for as a capital transaction in substance. In essence, the acquisition is a recapitalization and is accounted for as a change in capital structure. As for the comment on transaction costs recorded against equity, we know the post merger capital stock is $9,378 and the fair value of the warrants is $357,800, added together our post reverse acquisition consolidated capital accounts becomes $367,178, which is Petrogen's book value of its capital stock. Under normal circumstances in a reverse merger, some type of assets are acquired, in this case Petrogen acquires negative net assets (liabilities) of ($272,456) which is the aggregate of Petrogen Inc.'s capital stock of $77,611 and the ($350,067) of net assets (liabilities) assumed. The book value cannot be less than $367,178 so $639,634 in transaction costs has to be charged to balance to $367,178. See attached listing of the replacement warrants, the fair value of these warrants were estimated using the Black-Scholes option pricing model with an expected life of 1.59 years, a risk-free interest rate of 3% and an expected volatility of 188%. I am trying to get a copy of the calculation from our Auditors, the person who was handling our file has left the firm so the process has been somewhat been delayed. As for the original warrants from Petrogen Inc., I am having some difficulty in tracking down the documents as a result of several office moves and changes in personnel, again I hope to get a copy from the Auditor. To date, all of the 167,189 warrants have expired unexercised.


If you have any suggestions or further comments please fax your response directly to my attention at (604) 524-0553, our CEO, Sacha Spindler, is away until January 23, 2006 and will not have anyone attending his office while he is away. Feel free to contact me by telephone at (604) 816-8512 if it helps to expedite the review process.


Sincerely,



/s/ BRIAN FIDDLER
    __________________
    Brian Fiddler, CFO


  Dairy Ashford Plaza, 2000 S. Dairy Ashford, Suite 322, Houston, Texas, 77077
       Tel: 281-497-3700 / Fax: 281-597-1568 / Toll Free: 1-888-875-1155 /
                          Email: info@petrogencorp.com
                          Website: www.petrogencorp.com